Exhibit 99.1

NEWS RELEASE

Toronto, April 15, 2019

Franco-Nevada To Release First Quarter 2019 Results

First Quarter Results Release:	May 8th after market close
Conference Call and Webcast:	May 9th 8:30 am ET
Dial‑in Numbers:	Toll‑Free: 1‑888‑390‑0546 International: 416‑764‑8688
Webcast:	www.franco‑nevada.com
Replay (available until May 16th):	Toll‑Free: 1‑888‑390‑0541 International: 416‑764‑8677 Pass code: 770553#

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden

Corporate Affairs

416-306-6323

info@franco-nevada.com